[Total S.A. Letterhead]

August 25, 2011

By EDGAR, “CORRESP” Designation

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 28, 2011
File No. 1-10888

Dear Mr. Skinner:

Thank you for your letter dated July 25, 2011 setting forth the comment of the Staff of the Commission relating to the annual report on Form 20-F for the year ended December 31, 2010 filed on March 28, 2011 of Total S.A.

Further to your discussion with Krystian Czerniecki of Sullivan & Cromwell, we are currently working on a response to your letter that we anticipate we will be in a position to submit by September 9, 2011. We greatly appreciate your understanding in this matter.

If you have any questions relating to this matter, please feel free to call the undersigned at +33-1-4744-4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/s/ Patrick de La Chevardière
Patrick de La Chevardière
Chief Financial Officer

Mr. Brad Skinner Securities and Exchange Commission	-2-

cc:	John Cannarella
Mark Wojciechowski
(Securities and Exchange Commission)

Alexandre Marchal
Andrew Zdrahal
(TOTAL S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)